February 15, 2022

VIA ELECTRONIC SUBMISSION TO EDGAR

Ms. Alison White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Keyco Bond Fund, Inc., File No. 811-02957 Proxy Statement

Dear Ms. White:

In a telephone conversation on January 27, 2022, you provided comments regarding the Preliminary Proxy Statement ("Proxy Statement") for the approval of a change to the investment objective of the Keyco Bond Fund, Inc. (the "Fund" or "Registrant" or "Company"). Please find below a summary of the comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. A marked version of the Proxy Statement is attached to aid in your review.

Comment 1. If applicable, please disclose "dissenters' right of appraisal" as per Item 3 of Schedule 14A (17 CFR 240.14a-101 Schedule 14A).

Response. The Registrant does not believe disclosure of dissenters' right of appraisal would be applicable. Specifically, the Registrant's governing documents do not create such a right. Additionally, under Michigan (the Registrant's domicile) law dissenters' right of appraisal arises, in relevant part, when there is a transaction in exchange for shares. (See Michigan Compiled Law Section 450.1762, identifying plan of merger; plan of share exchange; sale or exchange of all, or substantially all, of the property of the corporation; or plan of conversion as giving rise to rights of appraisal). Also, the Registrant notes the command of Item 3 is that of an affirmative disclosure when such rights exist and that to recite a lack of such a right might tend to confuse shareholders.

Comment 2. Please confirm, supplementally, including citations that meeting by conference call conforms with Michigan law and the Registrant's governing documents.

Response. The Registrant notes that Michigan law permits "…meeting of shareholders by conference telephone…" Specifically, Michigan Compiled Law Section 450.1405 permits such provided, in relevant part, it is authorized by the board, participants are advised of the means of remote communication, not otherwise restricted by the articles of incorporation or bylaws, reasonable measures verify each person is a shareholder or proxy holder, and there is reasonable opportunity to participate in the meeting and to vote on matters. The Registrant represents that all these conditions will be met. The Registrant's articles of incorporation are silent as to this point and Section 2.02 of the bylaws contemplate that a shareholder meeting "…may be held at the registered office of this corporation or at such other place within or without the State of Michigan as the Board of Directors shall determine…"; and Article VI of the articles of incorporation also permit shareholder "… consent in writing …"; and Section 3.09 of the bylaws permit electronic attendance at board meetings by "… telephone or similar…" Based on the preceding taken together, the Registrant believes that a telephonic shareholder meeting is not prohibited. Furthermore, the Registrant believes that because of pandemic dangers it would be imprudent to hold an in-person shareholder meeting. Also, the Fund has very few shareholders (16), none of whom have attended a shareholder meeting in-person for many years. In total, the Registrant believes that the distinction between an in-person and telephonic meeting largely moot.

Comment 3. Please advise the SEC staff if the Registrant contemplated if there would be intentional changes to the shareholder meeting experience when compared to an in-person shareholder meeting. For example, can shareholders ask questions and or make statements to the same extent as they would in an in-person meeting.

Response. The Registrant believes that there would be no significant change to the shareholder meeting experience because shareholders would be able to ask questions and or make statements to the same extent as they would in an in-person meeting. The Registrant notes that telephonic communications lack the personal touch of an in-person meeting, but does not believe the shareholder experience would be significantly diminished. Also, there has been no in-person attendance for several years at other shareholder meetings.

Comment 4. Please consider providing a technical assistance phone number should shareholders experience day-of-meeting technical problems communicating, hearing or being heard.

Response. Based on the very few number of shareholders and the expectation that there will be no electronic attendance, the Registrant does not believe the cost of stand-by technical assistance can be justified.

Comment 5. Please assure that all capitalized terms have been defined or revert to lower case presentation.

Response. The Registrant has made the requested revisions.

Comment 6. Please disclose the majority required to pass the proposal.

Response. The Registrant has included the following, which was omitted due to human error. "The affirmative vote of a majority of the shares of the Common Stock of the Company is required to approve the new investment objective."

Comment 7. The SEC staff notes the statement "Since its inception, the Company has invested almost exclusively in debt obligations issued by states, counties, cities and their political subdivisions or agencies, the interest on which is exempt from federal income tax…"

(a)	However, it is unclear whether the Fund has a fundamental policy obliging it to do so. If so, revise disclosures to state that a vote to approve the new investment objective would serve to eliminate such a fundamental policy.

(b)	In addition, revise disclosure to explain how the Fund's investment strategies and asset allocation and risks may change if the proposed new investment objective is approved.

(c)	Depending on the scope of the changed asset allocation, please consider whether "Bond" as an element of the Fund's name is appropriate in general and, in light of Rule 35d-1 (17 CFR 270.35d-1) which requires an investment of at least 80% in bonds ((i.e. under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowing for investment purposes) in bonds).

(d)	Also, if the Fund retains its name, it should formally adopt Rule 35d-1 policies including an 80% bond investment policy.

Response.

(a)	The Registrant notes is does not have a fundamental policy obliging it to invest in debt obligations issued by states, counties, cities and their political subdivisions or agencies, the interest on which is exempt from federal income tax.

(b)	The Registrant has added asset allocation disclosures to the investment strategies disclosures, but believes relevant additional risks are presently disclosed.

(c)	The Registrant notes that its expected asset allocation to equities will be less than 20% of its net assets (plus any borrowing for investment purposes), thereby investing at least 80% of its net assets (plus any borrowing for investment purposes) in bonds. Consequently, the Registrant believes its current name is consistent with Rule 35d-1.

(d)	The Registrant formally adopts Rule 35d-1 policies including an 80% bond investment policy. If the Registrant decides to change its name in the future for any reason, the Registrant will continue to comply with the requirements of Rule 35d-1 as apply to any new name. If the Registrant were to change its name, shareholders would be given at least 60 days' notice pursuant to the Rule 35d-1 protocols governing notice and format of the notice.

Comment 8. If the Registrant contemplates that it will have a significant amount of taxable pass-through income related to the change in investment objective, please revise disclosures to so state.

Response. Upon review, the Registrant notes that it does not believe there will be a significant amount of taxable pass-through income related to the change in investment objective because of the relatively small expected allocation to equities and the Fund's anticipated buy and hold strategy.

Comment 9. As the heading and related information under "Determination Not to Use Investment Adviser; Termination of Investment Advisory Contract" is not relevant to the proposed change in investment objective, please consider deletion.

Response. The Registrant has made the requested deletion.

Comment 10. Because most funds can change investment objective without a shareholder vote, please note in the disclosures that the Fund's governing documents require a shareholder vote to approve a change in investment objective.

Response. The Registrant has included the following. "While many funds may change investment objective without shareholder approval, the Company's governing documents require shareholder approval."

If you have any further questions or additional comments, please contact Parker Bridgeport at 614-469-3228.

Very truly yours,

Parker Bridgeport

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